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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66919

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonnington Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 S. Figueroa Street, Suite 1100
(No. and Street)

Los Angeles (City) California (State) 90071 (Zip Code)

PROCESSED
APR 03 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas H. Stonnington (213) 683 - 4511
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Suite 500 (Address) Beverly Hills (City) California (State) 90210 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Nicholas H. Stonnington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonnington Group, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ARLENE D. HEBRON
COMM. #1680377
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Commission Expires July 10, 2010

Notary Public

Nicholas H. Stonnington
Signature

Principal
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Certified
Public
Accountants

Rothstein, Kass & Company, PC
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of Stonnington Group, LLC

We have audited the accompanying statement of financial condition of Stonnington Group, LLC (the "Company") as of December 31, 2006, and the related statement of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonnington Group, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 26, 2007



STONNINGTON GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS		
Cash	$	460,993
Receivables from broker-dealers and clearing organizations		16,228
Commissions, management fees and other receivables		25,543
Deposit with clearing firm		100,000
Fixed assets, net of accumulated depreciation of $5,346		32,023
Other assets		4,688
	$	639,475
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	26,435
Salaries payable		10,057
Total liabilities		36,492
Member's equity		602,983
	$	639,475

See accompanying notes to financial statements.

STONNINGTON GROUP, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2006		
Revenues		
Management fees and other advisory fees	$	1,077,975
Commissions and sales credits		578,391
Principal transactions		43,355
Other income		6,458
Total income		1,706,179
Expenses		
Salaries and payroll expenses		245,641
Business processing and clearing charges		37,898
Professional fees		178,706
Insurance		67,937
Occupancy		31,384
Depreciation		5,346
Repairs and maintenance		41,736
Communications		33,666
Other operating expenses		190,571
Total expenses		832,885
Net income	$	873,294

See accompanying notes to financial statements.

STONNINGTON GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2006

Member's equity, beginning of year	$	144,689
Withdrawals		(415,000)
Net income		873,294
Member's equity, end of year	$	602,983

See accompanying notes to financial statements.

STONNINGTON GROUP, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 873,294
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,346
Changes in operating assets and liabilities:	
Receivables from broker-dealers and clearing organizations	(16,228)
Commissions, management fees and other receivables	15,437
Other assets	(4,688)
Accounts payable and accrued expenses	6,408
Salaries payable	7,478
Net cash provided by operating activities	887,047
Cash flows from investing activities	
Purchases of fixed assets	(37,369)
Cash flows from financing activities	
Member withdrawals	(415,000)
Net increase in cash	434,678
Cash, beginning of year	26,315
Cash, end of year	$ 460,993
Supplemental disclosure of cash flow information	
Cash paid during the year for taxes	$ 800

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Stonnington Group, LLC (the "Company") was formed in California and is approved as a securities broker-dealer by the Securities and Exchange Commission, the National Association of Securities Dealers and the state of California. The Company is also registered with the Securities and Exchange Commission as a Registered Investment Advisor and it receives prepaid investment advisory fees from its clients' custodians.

The Company is a limited liability company, wholly owned by its member, Mr. Nick Stonnington.

The Company has an agreement with Pershing, LLC (the "Clearing Broker"), to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 (k)(2)(ii).

Revenue Recognition

The firm's fee income is recognized upon consummation of contracts.

Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank deposit accounts, which at times may exceed insured limits. The Company has not experienced any losses in such accounts.

Management estimates that 100% of the revenues were generated in the state of California.

Fixed Assets

Fixed assets are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Estimated useful life is four years.

Lease

The firm is operating on a month-to-month sublease. The sublease is with The Seidler Companies Incorporated, and calls for a monthly payment of $3,066, with a six-month notice of cancellation by either party.

1. Nature of operations and summary of significant accounting policies (continued)

Related Party Transactions

Stonnington Group, LLC has not entered into an expense sharing agreement with any entity. The Company pays directly for its operating expenses.

Fair Value of Financial Instruments

All of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost plus accrued interest, which approximates fair value.

Use of Estimates

To conform to accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fixed assets

Fixed assets consist of following as of December 31, 2006:

Hardwood and Office Equipment	$	29,559
Software		7,810
		37,369
Accumulated depreciation		(5,346)
Fixed assets, net	$	32,023

3. Income taxes

The Company was formed as a limited liability company and is disregarded for federal tax purposes. The member is taxed on the Company's taxable income. The state of California imposes a minimum LLC fee based upon gross receipts, which for the 12 months ended December 31, 2006 was an additional $6,000.

4. Net capital requirements

The Company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. At December 31, 2006, the Company had net capital of $543,885, which is $443,885 in excess of the minimum $100,000 required. Its ratio of aggregate indebtedness of $36,492 to net capital was 0.07:1, which is substantially less than the 15:1 maximum ratio of a broker-dealer after the first year of operation.

END